April 28, 2008
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Form 10-Q for the Quarter Ended December 31, 2007
File No. 001-14131
Dear Mr. Rosenberg:
          This letter is being furnished in response to the comments of Ms. Sasha S. Parikh of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephone conversation with Mr. Iain M. Brown, VP Finance of Alkermes, Inc. (“Alkermes” or the “Company”), on April 24, 2008, in which the Staff made a comment with respect to the Company’s response letter dated April 16, 2008 (the “Second Response Letter”). The Second Response Letter was prepared in response to comments of the Staff during a telephone conversation on April 3, 2008 with Mr. Brown, in which the Staff made comments with respect to the Company’s response letter dated March 10, 2008 (the “Response Letter”). The Response Letter was prepared in response to comments of the Staff as set forth in the Commission’s letter dated February 26, 2008 (the “Comment Letter”) to Mr. James M. Frates, SVP, CFO and Treasurer of Alkermes, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007.
Form 10-K for the Fiscal Year Ended March 31, 2007
Rensselear Polytechnic Institute, F-34
Comment 1
1.	Please expand the contractual obligations disclosure, to quantify the Company’s contractual obligations related to the RPI agreement.
Response 1
          The Company proposes to add the following to its contractual obligations disclosure in its Annual Report on Form 10-K for the fiscal year ended March 31, 2008:
          “We enter into license agreements with third parties that may require us to make royalty, milestone or other payments that are contingent upon the occurrence of certain future events linked to the successful development and commercialization of pharmaceutical products. Certain of the payments may be contingent upon the successful achievement of an important event in the development life cycle of these pharmaceutical products, which may or may not occur. If required by the agreements, we may make royalty payments based upon a percentage of the sales of a pharmaceutical product if regulatory approval to market this product is obtained and the product is commercialized. Because of the contingent nature of these payments, we have not attempted to predict the amount or period in which such payments would possibly be made and thus they are not included in the table of contractual obligations.
          In September 2006, we and Rensselaer Polytechnic Institute (“RPI”) entered into a license agreement granting us exclusive rights to a family of opioid receptor compounds discovered at RPI. Under the terms of the agreement, RPI granted the Company an exclusive worldwide license to certain patents and patent applications relating to its compounds designed to modulate opioid receptors. The

Securities and Exchange Commission
April 28, 2008

Company will be responsible for the continued research and development of any resulting product candidates. The Company paid RPI a nonrefundable upfront payment of $0.5 million and is obligated to pay annual fees of up to $150,000, and tiered royalty payments of between 1% and 4% of annual net sales in the event any products developed under the agreement are commercialized. In addition, the Company is obligated to make milestone payments in the aggregate of up to $9.1 million, upon certain agreed-upon development events. All amounts paid to RPI under this license agreement have been expensed and are included in research and development expenses.”
* * *
          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.
          If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.
Sincerely,

/s/ James M. Frates
James M. Frates
Senior Vice President, Chief Financial Officer and Treasurer